Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Local Bounti Corporation filed on October 24, 2022, our report dated July 16, 2021, relating to the consolidated financial statements of Local Bounti Corporation, appearing in the Prospectus, which is part of the Registration Statement on Form S-1.

As discussed in Note 3 to the consolidated financial statements, the 2020 consolidated financial statements have been adjusted related to the retroactive conversion of shares due to the Business Combination. We have not audited the adjustments to the 2020 consolidated financial statements for the retroactive conversion of shares due to the Business Combination, as described in Note 3.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

RSM US LLP

San Francisco, California

October 24, 2022